UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No .   )

Ivanhoe Electric Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46578C108

(CUSIP Number)

Avner Bengera

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112

(212) 408-2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 46578C108
1.	Names of Reporting Person Saudi Arabian Mining Company (Ma’aden)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Kingdom of Saudi Arabia

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 10,269,604
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 10,269,604
	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by the Reporting Person 10,269,604
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%*
14.	Type of Reporting Person (See Instructions) CO

* Percentage is based on the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on July 6, 2023.

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.0001 per share (“Shares”), of Ivanhoe Electric Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 606 – 999 Canada Place, Vancouver, BC Canada.

Item 2. Identity and Background.

(a)            This Schedule 13D is being filed on behalf of Saudi Arabian Mining Company (Ma’aden) (the “Reporting Person”).

(b)            The Reporting Person’s business address is P.O. BOX 68861, Riyadh 11537, Kingdom of Saudi Arabia.

(c)            The principal business of the Reporting Person is mining.

(d)            During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Annex A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Annex A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             N/A.

Item 3. Source and Amount of Funds or Other Consideration

On July 6, 2023, the Reporting Person completed its acquisition of 10,269,604 Shares at a purchase price of $12.38 per Share (the “Investment”). The Reporting Person funded the Investment purchase price from its generally available funds. The description of the Subscription Agreement (as defined below), including the schedules thereto, in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of Transaction.

The Investment was completed pursuant to the Common Stock Subscription Agreement, dated as of May 15, 2023, between the Issuer and the Reporting Person (the “Subscription Agreement”). The description of the Subscription Agreement, including the schedules thereto, that is set forth under Item 1.01 of the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on May 15, 2023 (“Signing Form 8-K”), and the full text of the Subscription Agreement, including the schedules thereto, filed as Exhibit 10.1 to Signing Form 8-K, are hereby incorporated by reference. The information that is set forth under Item 3.02 and Item 5.02 of the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on July 6, 2023 is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person owns 10,269,604 Shares, representing 9.9% of the total number of issued and outstanding Shares. This percentage is based on the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on July 6, 2023.

(b)	The Reporting Person has the sole voting and dispositive power over the Shares referred to in paragraph (a) above.

(c)	Except as set forth in Item 4 of this Schedule 13D, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has effected any transaction in the Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Common Stock Subscription Agreement, dated as of May 15, 2023, between Ivanhoe Electric Inc. and Saudi Arabian Mining Company (Ma’aden) (incorporated herein by reference to Exhibit 1.01 to the Form 8-K of the Issuer filed with the Securities and Exchange Commission on May 15, 2023).

Annex A

Directors and Executive Officers of the Reporting Person and the Controlling Shareholder of the Reporting Person

Saudi Arabian Mining Company (Ma’aden)

The name, business address, present principal occupation and citizenship of each director and executive officer of the Reporting Person are set forth below. If no address is given, the business address of each person listed below is P.O. Box 68861, Riyadh 11537, Kingdom of Saudi Arabia.

Name	Position with the Reporting Person	Principal Occupation and Business Address	Citizenship
H.E. Yasir Othman Al-Rumayyan	Chairman of the Board	Governor, the Public Investment Fund, P.O. Box 6847, Riyadh 11452, Kingdom of Saudi Arabia	Kingdom of Saudi Arabia
Abdulaziz AlJarbou	Deputy Chairman of the Board	Deputy Chairman of the Board, Saudi Arabian Mining Company (Ma’aden)	Kingdom of Saudi Arabia
Robert Wilt	Chief Executive Officer, Director	Chief Executive Officer, Saudi Arabian Mining Company (Ma’aden)	United States
H.E. Suliman AlGwaiz	Director	Governor, General Organization for Social Insurance, Kingdom of Saudi Arabia, Al-Washm Street; Al-Murabba; Riyadh 11461; Kingdom of Saudi Arabia	Kingdom of Saudi Arabia
Abdulaziz Asker Al-Harbi	Deputy Chief Executive Officer	Deputy Chief Executive Officer, Saudi Arabian Mining Company (Ma’aden)	Kingdom of Saudi Arabia
H.E. Khalid Al-Mudaifer	Director	Deputy Minister of Energy, Industry and Mineral Resources, Kingdom of Saudi Arabia, 5 Nakhiel Neighbourhood, 6744 Riaydh 21382, Kingdom of Saudi Arabia	Kingdom of Saudi Arabia
Mohammed AlQahtani	Director	Senior Vice President of Downstream, Saudi Aramco, P.O. Box 5000, Dhahran, 31311, Kingdom of Saudi Arabia	Kingdom of Saudi Arabia
Nabila AlTunisi	Director	Executive Director of Programs, Royal Court of the Kingdom of Saudi Arabia, Al Hada, Riyadh 12911, Kingdom of Saudi Arabia	Kingdom of Saudi Arabia
Sofia Bianchi	Director	Founding Partner, Atlante Capital Partners	Italy
Louis Irvine	Executive Vice President, Finance and Chief Financial Officer	Executive Vice President, Finance and Chief Financial Officer, Saudi Arabian Mining Company (Ma’aden)	Ireland

Abdallah bin Jum’ah	Director	Chairman, The Saudi Investment Bank, P.O. Box 3533 Riyadh, 11481, Kingdom of Saudi Arabia	Kingdom of Saudi Arabia
Ganesh Kishore	Director	Co-Founder and Managing Partner, Spruce Capital Partners LLC, 611 Gateway Boulevard, Suite 120, South San Francisco, CA 94080, United States	United States
Richard O’Brien	Director	Director, Saudi Arabian Mining Company (Ma’aden)	United States
Raminder Singh	Chief Legal Officer	Chief Legal officer, Saudi Arabian Mining Company (Ma’aden)	United Kingdom

The Public Investment Fund

By the reason of ownership of shares in the Reporting Person, the Public Investment Fund (the “PIF”) may be deemed to control the Reporting Person. The business address of the PIF is P.O. Box 6847, Riyadh 11452, Kingdom of Saudi Arabia. The PIF is the sovereign wealth fund of the Kingdom of Saudi Arabia.

The name, business address, present principal occupation and citizenship of each director and executive officer of the PIF are set forth below. If no address is given, the business address of each person listed below is P.O. BOX 6847, Riyadh 11452, Kingdom of Saudi Arabia.

Name	Position with the PIF	Principal Occupation and Business Address	Citizenship
H.R.H. Prince Mohammad bin Salman Al-Saud	Chairman	Crown Prince, Prime Minister, Kingdom of Saudi Arabia, Al Hada, Riyadh 12911, Kingdom of Saudi Arabia	Kingdom of Saudi Arabia
H.E. Yasir Othman Al-Rumayyan	Governor, Member of the Board	Governor, the Public Investment Fund	Kingdom of Saudi Arabia
H.E. Dr. Ibrahim Abdulaziz Al-Assaf	Member of the Board	Minister of State and member of the Council of Ministers, Kingdom of Saudi Arabia, Al Hada, Riyadh 12911, Kingdom of Saudi Arabia	Kingdom of Saudi Arabia
H.E. Khalid Abdulaziz Al-Falih	Member of the Board	Minister of Investment, Kingdom of Saudi Arabia, Imam Saud bin Abdulazeez bin Mohamed Road, An Nakheel, Riyadh 12382, Kingdom of Saudi Arabia	Kingdom of Saudi Arabia
Yazeed A. Al-Humied	Deputy Governor, and Head of MENA Investments	Deputy Governor, and Head of MENA Investments, the Public Investment Fund	Kingdom of Saudi Arabia
H.E. Mohammed Abdullah Al-Jadaan	Member of the Board	Minister of Finance, Kingdom of Saudi Arabia, Omar Bin Al-Khattab Road, Al Malaz, Riyadh 12641, Kingdom of Saudi Arabia	Kingdom of Saudi Arabia
H.E. Ahmed Aqeel Al-Khateeb	Member of the Board	Minister of Tourism, Kingdom of Saudi Arabia, P.O Box 66680, Riyadh 11586, Kingdom of Saudi Arabia	Kingdom of Saudi Arabia

Turqi A. Al-Nowaiser	Deputy Governor, and Head of International Investments Division	Deputy Governor, and Head of International Investments Division, the Public Investment Fund	Kingdom of Saudi Arabia
H.E. Dr. Majid Abdullah Al Qasabi	Member of the Board	Minister of Commerce, Kingdom of Saudi Arabia, King Abdul Aziz Rd, Riyadh 11162, Kingdom of Saudi Arabia	Kingdom of Saudi Arabia
Yasir A. AlSalman	Chief Financial Officer	Chief Financial Officer, the Public Investment Fund	Kingdom of Saudi Arabia
H.E. Mohammad Abdul Malek Al Shaikh	Member of the Board	Minister of State and member of the Council of Ministers, Kingdom of Saudi Arabia, Al Hada, Riyadh 12911, Kingdom of Saudi Arabia	Kingdom of Saudi Arabia
H.E. Mohamed Mazyed Altwaijri	Member of the Board	Advisor to the Royal Court, Kingdom of Saudi Arabia, Al Hada, Riyadh 12911, Kingdom of Saudi Arabia	Kingdom of Saudi Arabia
Bander A. Mogren	Chief Operating Officer	Chief Operating Officer, the Public Investment Fund	Kingdom of Saudi Arabia

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2023

SAUDI ARABIAN MINING COMPANY (MA’ADEN)

By:	/s/ Louis Irvine
Name: Louis Irvine
Title: Executive Vice President, Finance and Chief Financial Officer